TOYOTA MOTOR
CORPORATION
Consolidated Financial Statements
For the periods ended
December 31, 2008

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
As of December 31, 2008 and March 31, 2008
--------------------------------------------------------------------------------

                                     ASSETS
                                     ------


                                                                                                        U.S. dollars
                                                                 Yen in millions                        in millions
                                              --------------------------------------------------   ----------------------
                                                    December 31,                 March 31,              December 31,
                                                        2008                       2008                     2008
                                              ------------------------   -----------------------   ----------------------

Assets
  Current assets:
    Cash and cash equivalents                       (Y)  1,729,506            (Y)  1,628,547             $    18,999
    Time deposits                                           27,925                   134,773                     307
    Marketable securities                                  531,132                   542,210                   5,835
    Trade accounts and notes receivable,
      less allowance for doubtful accounts               1,490,876                 2,040,233                  16,378
    Finance receivables, net                             3,924,983                 4,301,142                  43,117
    Other receivables                                      387,558                   523,533                   4,257
    Inventories                                          1,858,850                 1,825,716                  20,420
    Deferred income taxes                                  562,374                   563,220                   6,178
    Prepaid expenses and other current
      assets                                               813,583                   526,853                   8,938
                                              ------------------------   -----------------------   ----------------------
    Total current assets                                11,326,787                12,086,227                 124,429
                                              ------------------------   -----------------------   ----------------------
  Noncurrent finance receivables, net                    5,540,507                 5,974,756                  60,865
  Investments and other assets:
    Marketable securities and other
      securities investments                             2,445,566                 3,429,238                  26,865
    Affiliated companies                                 1,966,653                 2,098,556                  21,604
    Employees receivables                                   70,690                    70,776                     777
    Other                                                  964,872                   986,765                  10,600
                                              ------------------------   -----------------------   ----------------------
    Total investments and other assets                   5,447,781                 6,585,335                  59,846
                                              ------------------------   -----------------------   ----------------------
  Property, plant and equipment:
    Land                                                 1,249,029                 1,262,034                  13,721
    Buildings                                            3,533,916                 3,580,607                  38,821
    Machinery and equipment                              8,954,363                 9,270,650                  98,367
    Vehicles and equipment on operating
      leases                                             2,733,960                 2,922,325                  30,034
    Construction in progress                               284,459                   360,620                   3,125
                                              ------------------------   -----------------------   ----------------------
    Subtotal                                            16,755,727                17,396,236                 184,068
                                              ------------------------   -----------------------   ----------------------
    Less - Accumulated depreciation                     (9,479,758)               (9,584,234)               (104,139)
                                              ------------------------   -----------------------   ----------------------
    Total property, plant and equipment                  7,275,969                 7,812,002                  79,929
                                              ------------------------   -----------------------   ----------------------
  Total assets                                      (Y) 29,591,044            (Y) 32,458,320             $   325,069
                                              ========================   =======================   ======================



         The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
As of December 31, 2008 and March 31, 2008
--------------------------------------------------------------------------------

                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------


                                                                                                        U.S. dollars
                                                                 Yen in millions                        in millions
                                              --------------------------------------------------   ---------------------
                                                    December 31,                March 31,               December 31,
                                                        2008                      2008                      2008
                                              ------------------------   -----------------------   ---------------------

Liabilities
   Current liabilities:
      Short-term borrowings                       (Y)    4,467,650         (Y)    3,552,721               $   49,079
      Current portion of long-term debt                  2,315,467                2,675,431                   25,436
      Accounts payable                                   1,611,367                2,212,773                   17,702
      Other payables                                       613,268                  806,514                    6,737
      Accrued expenses                                   1,487,782                1,606,964                   16,344
      Income taxes payable                                  55,733                  305,592                      612
      Other current liabilities                            808,072                  780,747                    8,877
                                              ------------------------   -----------------------   ---------------------
      Total current liabilities                         11,359,339               11,940,742                  124,787
                                              ------------------------   -----------------------   ---------------------
   Long-term liabilities:
      Long-term debt                                     5,079,519                5,981,931                   55,800
      Accrued pension and severance costs                  590,566                  632,297                    6,488
      Deferred income taxes                                904,954                1,099,006                    9,941
      Other long-term liabilities                          270,247                  278,150                    2,969
                                              ------------------------   -----------------------   ---------------------
      Total long-term liabilities                        6,845,286                7,991,384                   75,198
                                              ------------------------   -----------------------   ---------------------
   Total liabilities                                    18,204,625               19,932,126                  199,985
                                              ------------------------   -----------------------   ---------------------
Minority interest in consolidated
      subsidiaries                                         583,237                  656,667                    6,407
Shareholders' equity
   Common stock, no par value,                             397,050                  397,050                    4,362
      authorized: 10,000,000,000 shares
      as of December 31, 2008 and March 31,
      2008
      issued: 3,447,997,492 shares
      as of December 31, 2008 and March 31,
      2008
   Additional paid-in capital                              500,074                  497,569                    5,493
   Retained earnings                                    12,297,387               12,408,550                  135,091
   Accumulated other comprehensive loss                 (1,133,172)                (241,205)                 (12,448)
   Treasury stock, at cost,                             (1,258,157)              (1,192,437)                 (13,821)
      311,656,809 shares as of December 31,
      2008 and 298,717,640 shares as of
      March 31, 2008
                                              ------------------------   -----------------------   ---------------------
   Total shareholders' equity                           10,803,182               11,869,527                  118,677
                                              ------------------------   -----------------------   ---------------------
Commitments and contingencies
                                              ------------------------   -----------------------   ---------------------
Total liabilities and shareholders' equity        (Y)   29,591,044         (Y)   32,458,320               $  325,069
                                              ========================   =======================   =====================


        The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statement of Income
For the first nine months ended December 31, 2008
--------------------------------------------------------------------------------


                                                                                        U.S. dollars
                                                              Yen in millions           in millions
                                                          -----------------------   ---------------------
                                                               For the first            For the first
                                                             nine months ended        nine months ended
                                                             December 31, 2008        December 31, 2008
                                                          -----------------------   ---------------------
Net revenues:
   Sales of products                                       (Y)   15,928,814              $   174,984
   Financing operations                                           1,064,434                   11,693
                                                          -----------------------   ---------------------
   Total net revenues                                            16,993,248                  186,677
                                                          -----------------------   ---------------------
Costs and expenses:
   Cost of products sold                                         14,058,848                  154,442
   Cost of financing operations                                     783,916                    8,612
   Selling, general and administrative                            1,928,967                   21,190
                                                          -----------------------   ---------------------
   Total costs and expenses                                      16,771,731                  184,244
                                                          -----------------------   ---------------------
Operating income                                                    221,517                    2,433
                                                          -----------------------   ---------------------
Other income (expense):
   Interest and dividend income                                     119,012                    1,308
   Interest expense                                                 (38,895)                    (427)
   Foreign exchange gain, net                                        46,342                      509
   Other income, net                                                  6,372                       70
                                                          -----------------------   ---------------------
   Total other income (expense)                                     132,831                    1,460
                                                          -----------------------   ---------------------
Income before income taxes, minority interest
   and equity in earnings of affiliated companies                   354,348                    3,893
                                                          -----------------------   ---------------------
Provision for income taxes                                          158,504                    1,742
                                                          -----------------------   ---------------------
Income before minority interest and equity in
   earnings of affiliated companies                                 195,844                    2,151
                                                          -----------------------   ---------------------
Minority interest in consolidated subsidiaries                      (13,514)                    (148)
Equity in earnings of affiliated companies                          146,498                    1,609
                                                          -----------------------   ---------------------
Net income                                                 (Y)      328,828              $     3,612
                                                          =======================   =====================


                                                                    Yen                  U.S. dollars
                                                          -----------------------   ---------------------
Net income per share
   Basic                                                   (Y)       104.66              $      1.15
                                                          =======================   =====================
   Diluted                                                 (Y)       104.66              $      1.15
                                                          =======================   =====================


        The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statement of Income
For the third quarter ended December 31, 2008
--------------------------------------------------------------------------------

                                                                                         U.S. dollars
                                                              Yen in millions            in millions
                                                          -----------------------   ---------------------
                                                               For the third            For the third
                                                               quarter ended            quarter ended
                                                             December 31, 2008        December 31, 2008
                                                          -----------------------   ---------------------
Net revenues:
   Sales of products                                       (Y)    4,465,104              $    49,051
   Financing operations                                             337,739                    3,710
                                                          -----------------------   ---------------------
   Total net revenues                                             4,802,843                   52,761
                                                          -----------------------   ---------------------
Costs and expenses:
   Cost of products sold                                          4,155,015                   45,644
   Cost of financing operations                                     352,549                    3,873
   Selling, general and administrative                              655,830                    7,205
                                                          -----------------------   ---------------------
   Total costs and expenses                                       5,163,394                   56,722
                                                          -----------------------   ---------------------
Operating loss                                                     (360,551)                  (3,961)
                                                          -----------------------   ---------------------
Other income (expense):
   Interest and dividend income                                      40,602                      446
   Interest expense                                                 (12,069)                    (132)
   Foreign exchange gain, net                                        13,901                      153
   Other income, net                                                 35,978                      395
                                                          -----------------------   ---------------------
   Total other income (expense)                                      78,412                      862
                                                          -----------------------   ---------------------
Loss before income taxes, minority interest
   and equity in earnings of affiliated companies                  (282,139)                  (3,099)
                                                          -----------------------   ---------------------
Provision for income taxes                                         (100,351)                  (1,102)
                                                          -----------------------   ---------------------
Loss before minority interest and equity in
   earnings of affiliated companies                                (181,788)                  (1,997)
                                                          -----------------------   ---------------------
Minority interest in consolidated subsidiaries                       14,787                      162
Equity in earnings of affiliated companies                            2,360                       26
                                                          -----------------------   ---------------------
Net loss                                                   (Y)     (164,641)             $    (1,809)
                                                          =======================   =====================



                                                                    Yen                  U.S. dollars
                                                          -----------------------   ---------------------
Net loss per share
   Basic                                                   (Y)       (52.49)             $     (0.58)
                                                          =======================   =====================
   Diluted                                                 (Y)       (52.49)             $     (0.58)
                                                          =======================   =====================


        The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Condensed Consolidated Statement of Cash Flows
For the first nine months ended December 31, 2008
--------------------------------------------------------------------------------

                                                                                                      U.S. dollars
                                                                      Yen in millions                 in millions
                                                                ----------------------------  ----------------------------
                                                                       For the first                  For the first
                                                                     nine months ended              nine months ended
                                                                     December 31, 2008              December 31, 2008
                                                                ----------------------------  ----------------------------
Cash flows from operating activities:
  Net income                                                       (Y)       328,828                $        3,612
  Adjustments to reconcile net income to net cash provided
    by operating activities
      Depreciation                                                         1,109,341                        12,187
      Provision for doubtful accounts and credit losses                      163,904                         1,801
      Pension and severance costs, less payments                             (30,926)                         (340)
      Losses on disposal of fixed assets                                      40,805                           448
      Unrealized losses on available-for-sale securities, net                 21,631                           238
      Deferred income taxes                                                   45,965                           505
      Minority interest in consolidated subsidiaries                          13,514                           148
      Equity in earnings of affiliated companies                            (146,498)                       (1,609)
      Changes in operating assets and liabilities, and other                (419,349)                       (4,607)
                                                                ----------------------------  ----------------------------
  Net cash provided by operating activities                                1,127,215                        12,383
                                                                ----------------------------  ----------------------------
Cash flows from investing activities:
  Additions to finance receivables                                        (6,375,517)                      (70,038)
  Collection of and proceeds from sales of finance receivables             5,697,890                        62,593
  Additions to fixed assets excluding equipment leased to others          (1,004,437)                      (11,034)
  Additions to equipment leased to others                                   (827,369)                       (9,089)
  Proceeds from sales of fixed assets excluding equipment
    leased to others                                                          30,975                           340
  Proceeds from sales of equipment leased to others                          270,411                         2,971
  Purchases of marketable securities and security investments               (411,459)                       (4,520)
  Proceeds from sales of and maturity of marketable securities
    and security investments                                                 960,670                        10,553
  Payment for additional investments in affiliated companies,
    net of cash acquired                                                         (45)                            0
  Changes in investments and other assets, and other                         176,652                         1,941
                                                                ----------------------------  ----------------------------
  Net cash used in investing activities                                   (1,482,229)                      (16,283)
                                                                ----------------------------  ----------------------------
Cash flows from financing activities:
  Purchase of common stock                                                   (70,536)                         (775)
  Proceeds from issuance of long-term debt                                 1,583,694                        17,397
  Payments of long-term debt                                              (1,996,759)                      (21,935)
  Increase in short-term borrowings                                        1,548,801                        17,014
  Dividends paid                                                            (439,992)                       (4,833)
                                                                ----------------------------  ----------------------------
  Net cash provided by financing activities                                  625,208                         6,868
                                                                ----------------------------  ----------------------------
Effect of exchange rate changes on cash and cash equivalents                (169,235)                       (1,859)
                                                                ----------------------------  ----------------------------
Net increase in cash and cash equivalents                                    100,959                         1,109
                                                                ----------------------------  ----------------------------
Cash and cash equivalents at beginning of period                           1,628,547                        17,890
                                                                ----------------------------  ----------------------------
Cash and cash equivalents at end of period                         (Y)     1,729,506                $       18,999
                                                                ============================  ============================


        The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

1.    Basis of preparation:

      The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the "parent company") as of and for the periods ended December 31, 2008, have been prepared in accordance with accounting principles generally accepted in the United States of America and on substantially the same basis as its annual consolidated financial statements except for certain disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2008. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results for those periods and the financial condition at that date. The consolidated results for the nine-month and three-month periods are not necessarily indicative of results to be expected for the full year.

      Reclassifications -
      Certain prior year amounts have been reclassified to conform to the presentations as of December 31, 2008, and for the nine months and the three months ended December 31, 2008.

2.    Accounting changes:

      In September 2006, the Financial Accounting Standard Board ("FASB") issued FAS No. 157, Fair Value Measurements ("FAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The parent company and its consolidated subsidiaries ("Toyota") adopted FAS 157 from the fiscal year begun after November 15, 2007. The adoption of FAS 157 did not have material impact on Toyota's consolidated financial statements.

      In September 2006, FASB issued FAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("FAS 158"). FAS 158 requires employers to measure the funded status of their defined benefit postretirement plans as of the date of their year-end statement of financial position. Toyota adopted this provision in FAS 158 regarding a measurement date from the fiscal year ending after December 15, 2008. The adoption of this provision in FAS 158 did not have material impact on Toyota's consolidated financial statements.

      In February 2007, FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 ("FAS 159"). FAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis and subsequent change in fair value must be recorded in earnings at each reporting date. Toyota adopted FAS 159 from the fiscal year begun after November 15, 2007. Because Toyota did not elect the fair value option for the first nine

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

      months ended December 31, 2008, the adoption of FAS 159 did not have material impact on Toyota's consolidated financial statements.



3. Accounting procedures specific to quarterly consolidated financial statements:

      Provision for income taxes

      The provision for income taxes is computed by multiplying income before income taxes, minority interest and equity in earnings of affiliated companies for the first nine months by estimated effective tax rates. These estimated effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that affect estimated effective tax rates.



4.    U.S. dollar amounts:

      U.S. dollar amounts presented in the condensed consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of
      (Y)91.03 = U.S. $1, the approximate current exchange rate at December 31, 2008, was used for the translation of the accompanying condensed consolidated financial amounts of Toyota as of and for the periods ended December 31, 2008.



5.    Contingencies :

      Toyota enters into contracts with Toyota dealers to guarantee customers' payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of December 31, 2008 is (Y)1,583,278 million ($17,393 million). Liabilities for guarantee totaling (Y)4,177 million ($46 million) have been provided as of December 31, 2008. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

      Toyota, certain other automobile manufacturers, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class action lawsuits on behalf of all purchasers of new motor vehicles in the United States.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

      The complaints allege that the defendants violated the Sherman Antitrust Act by conspiring to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints seek injunctions against the alleged antitrust violations and treble damages in an unspecified amount. Toyota believes that its actions have been lawful. In the interest of quickly resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs. The settlement agreement is pending the approval of the court, and immediately upon approval the plaintiffs will, in accordance with the terms of the settlement agreement, withdraw all pending actions in the court and all related actions will be closed.

      Toyota has various other legal actions, governmental proceedings and other claims pending against it, including product liability claims in the United States. Toyota cannot currently determine its potential liability or the damages, if any, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota's financial position, operating results or cash flows.

      The European Union brought into effect a directive that requires member states to promulgate regulations implementing automobile manufacturers shall bear the costs for taking back end-of-life vehicles and dismantling and recycling those vehicles. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------


6.    Segment data:

      The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

      The major portions of Toyota's operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliate companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

      The following tables present certain information regarding Toyota's industry segments and operations by geographic areas and overseas revenues by destination for the third quarter and the first nine months ended December 31, 2008.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

      Segment operating results -
      For the third quarter ended December 31, 2008:


                                                                   Yen in millions
                          ---------------------------------------------------------------------------------------------------
                                                   Financial                            Inter-segment
                               Automotive          Services           All Other          Elimination          Consolidated
                          -------------------  -----------------  -----------------  -------------------  -------------------
Net revenues
 Sales to external
   customers               (Y)    4,308,267     (Y)    337,739     (Y)    156,837     (Y)           --     (Y)    4,802,843
 Inter-segment sales
   and transfers                      2,819              8,833            137,474             (149,126)                  --
                          -------------------  -----------------  -----------------  -------------------  -------------------
      Total                       4,311,086            346,572            294,311             (149,126)           4,802,843
 Operating expenses               4,543,732            470,460            294,295             (145,093)           5,163,394
                          -------------------  -----------------  -----------------  -------------------  -------------------
 Operating income
  (loss)                   (Y)     (232,646)    (Y)   (123,888)    (Y)         16     (Y)       (4,033)    (Y)     (360,551)
                          ===================  =================  =================  ===================  ===================



                                                               U.S. dollars in millions
                          ---------------------------------------------------------------------------------------------------
                                                   Financial                            Inter-segment
                               Automotive          Services           All Other          Elimination          Consolidated
                          -------------------  -----------------  -----------------  -------------------  -------------------
Net revenues
 Sales to external
   customers                $        47,328      $       3,710      $       1,723      $            --      $        52,761
 Inter-segment sales
   and transfers                         31                 97              1,510               (1,638)                  --
                          -------------------  -----------------  -----------------  -------------------  -------------------
      Total                          47,359              3,807              3,233               (1,638)              52,761
 Operating expenses                  49,915              5,168              3,233               (1,594)              56,722
                          -------------------  -----------------  -----------------  -------------------  -------------------
 Operating income
  (loss)                    $        (2,556)     $      (1,361)     $           0      $           (44)     $        (3,961)
                          ===================  =================  =================  ===================  ===================

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

      For the first nine months ended December 31, 2008:


                                                                   Yen in millions
                          ---------------------------------------------------------------------------------------------------
                                                   Financial                            Inter-segment
                               Automotive          Services           All Other          Elimination          Consolidated
                          -------------------  -----------------  -----------------  -------------------  -------------------
Net revenues
 Sales to external
   customers               (Y)   15,460,085     (Y)  1,064,434     (Y)    468,729     (Y)           --     (Y)   16,993,248
 Inter-segment sales
   and transfers                     11,751             19,876            427,980             (459,607)                  --
                          -------------------  -----------------  -----------------  -------------------  -------------------
      Total                      15,471,836          1,084,310            896,709             (459,607)          16,993,248
 Operating expenses              15,238,544          1,100,940            884,894             (452,647)          16,771,731
                          -------------------  -----------------  -----------------  -------------------  -------------------
 Operating income
  (loss)                   (Y)      233,292     (Y)    (16,630)    (Y)     11,815     (Y)       (6,960)    (Y)      221,517
                          ===================  =================  =================  ===================  ===================



                                                                 U.S. dollars in millions
                          ---------------------------------------------------------------------------------------------------
                                                   Financial                            Inter-segment
                               Automotive          Services           All Other          Elimination          Consolidated
                          -------------------  -----------------  -----------------  -------------------  -------------------
Net revenues
 Sales to external
   customers                $       169,835      $      11,693      $       5,149      $            --      $       186,677
 Inter-segment sales
   and transfers                         129                218              4,702               (5,049)                  --
                          -------------------  -----------------  -----------------  -------------------  -------------------
      Total                         169,964             11,911              9,851               (5,049)             186,677
 Operating expenses                 167,401             12,094              9,721               (4,972)             184,244
                          -------------------  -----------------  -----------------  -------------------  -------------------
 Operating income
  (loss)                    $         2,563      $        (183)     $         130      $           (77)     $         2,433
                          ===================  =================  =================  ===================  ===================


TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

      Geographic Information -
      For the third quarter ended December 31, 2008:


                                                                         Yen in millions
                      -------------------------------------------------------------------------------------------------------------
                                                                                                    Inter-segment
                          Japan      North America       Europe           Asia           Other       Elimination     Consolidated
                      ------------- --------------- ---------------- -------------- -------------- ---------------- ---------------
Net revenues
  Sales to external
   customers          (Y) 1,900,079   (Y) 1,313,953   (Y)   636,398    (Y)  628,801   (Y)  323,612   (Y)        --   (Y)  4,802,843
  Inter-segment
   sales and
   transfers              1,113,973          25,093          24,112          55,133         57,906      (1,276,217)              --
                      -------------   -------------   -------------    ------------   ------------   -------------   --------------
      Total               3,014,052       1,339,046         660,510         683,934        381,518      (1,276,217)       4,802,843
  Operating expenses      3,178,323       1,586,484         703,903         643,446        347,923      (1,296,685)       5,163,394
                      -------------   -------------   -------------    ------------   ------------   -------------   --------------
  Operating income
   (loss)             (Y) (164,271)   (Y)  (247,438)  (Y)   (43,393)   (Y)   40,488   (Y)   33,595   (Y)    20,468   (Y)   (360,551)
                      =============   =============   =============    ============   ============   =============   ==============


                                                                     U.S. dollars in millions
                      -------------------------------------------------------------------------------------------------------------
                                                                                                    Inter-segment
                          Japan      North America       Europe           Asia           Other       Elimination     Consolidated
                      ------------- --------------- ---------------- -------------- -------------- ---------------- ---------------
Net revenues
  Sales to external
   customers          $      20,873   $      14,434   $       6,991    $      6,908   $      3,555   $          --   $       52,761
  Inter-segment
   sales and
   transfers                 12,237             276             265             606            636         (14,020)              --
                      -------------   -------------   -------------    ------------   ------------   -------------   --------------
      Total                  33,110          14,710           7,256           7,514          4,191         (14,020)          52,761
  Operating expenses         34,915          17,428           7,733           7,069          3,822         (14,245)          56,722
                      -------------   -------------   -------------    ------------   ------------   -------------   --------------
  Operating income
   (loss)             $      (1,805)  $      (2,718)  $        (477)   $        445   $        369   $         225   $       (3,961)
                      =============   =============   =============    ============   ============   =============   ==============

"Other" consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

      For the first nine months ended December 31, 2008:


                                                                         Yen in millions
                      -------------------------------------------------------------------------------------------------------------
                                                                                                    Inter-segment
                          Japan      North America       Europe           Asia           Other       Elimination     Consolidated
                      ------------- --------------- ---------------- -------------- -------------- ---------------- ---------------
Net revenues
  Sales to external
   customers          (Y) 6,014,376   (Y) 5,189,495   (Y) 2,340,102    (Y)2,082,572   (Y)1,366,703   (Y)        --   (Y) 16,993,248
  Inter-segment
   sales and
   transfers              4,207,048         102,549         104,311         227,388        236,162      (4,877,458)              --
                      -------------   -------------   -------------    ------------   ------------   -------------   --------------
      Total              10,221,424       5,292,044       2,444,413       2,309,960      1,602,865      (4,877,458)      16,993,248
  Operating expenses     10,063,922       5,505,217       2,479,068       2,132,216      1,490,212      (4,898,904)      16,771,731
                      -------------   -------------   -------------    ------------   ------------   -------------   --------------
  Operating income
   (loss)             (Y)   157,502   (Y)  (213,173)  (Y)   (34,655)   (Y)  177,744   (Y)  112,653   (Y)    21,446   (Y)    221,517
                      =============   =============   =============    ============   ============   =============   ==============


                                                                     U.S. dollars in millions
                      -------------------------------------------------------------------------------------------------------------
                                                                                                    Inter-segment
                          Japan      North America       Europe           Asia           Other       Elimination     Consolidated
                      ------------- --------------- ---------------- -------------- -------------- ---------------- ---------------
Net revenues
  Sales to external
   customers          $      66,070   $      57,008   $      25,707    $     22,878   $     15,014   $          --   $      186,677
  Inter-segment
   sales and
   transfers                 46,216           1,127           1,146           2,498          2,594         (53,581)              --
                      -------------   -------------   -------------    ------------   ------------   -------------   --------------
      Total                 112,286          58,135          26,853          25,376         17,608         (53,581)         186,677
  Operating expenses        110,556          60,477          27,234          23,423         16,370         (53,816)         184,244
                      -------------   -------------   -------------    ------------   ------------   -------------   --------------
  Operating income
   (loss)             $       1,730   $      (2,342)  $        (381)   $      1,953   $      1,238   $         235   $        2,433
                      =============   =============   =============    ============   ============   =============   ==============

"Other" consists of Central and South America, Oceania and Africa.



      Revenues are attributed to geographies based on the country location of the parent company or subsidiary that transacted the sale with the external customer.

      Transfers between industries or geographic segments are made at amounts which Toyota's management believes approximate arm's-length transactions. In measuring the reportable segments' income or losses, operating income consists of revenue less operating expenses.

      Overseas Revenues by destination -
      The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under FAS No. 131, Disclosure about Segments of an Enterprise and Related Information ("FAS 131"), Toyota discloses this information in order to provide financial statement users with valuable information.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

      For the third quarter ended December 31, 2008:


                                                          U.S. dollars
                               Yen in millions             in millions
                          -------------------------- --------------------------
                                For the third              For the third
                                quarter ended              quarter ended
                              December 31, 2008          December 31, 2008
                          -------------------------- --------------------------

North America               (Y)         1,348,775       $              14,817
Europe                                    609,212                       6,692
Asia                                      624,617                       6,862
Other                                     836,585                       9,190



      For the first nine months ended December 31, 2008:


                                                           U.S. dollars
                               Yen in millions              in millions
                          -------------------------- --------------------------
                                For the first              For the first
                              nine months ended          nine months ended
                              December 31, 2008          December 31, 2008
                          -------------------------- --------------------------

North America               (Y)         5,365,299       $              58,940
Europe                                  2,211,740                      24,297
Asia                                    2,161,350                      23,743
Other                                   2,842,981                      31,231


"Other" consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------
7.   Per share amounts:

     Reconciliations of the differences between basic and diluted net income
     (loss) per share for the first nine months and the third quarter ended December 31, 2008 are as follows:

                                                        Yen in          Thousands                               U.S.
                                                       millions         of shares             Yen             dollars
                                                   ---------------    -------------      -------------     -------------
                                                                                              Net               Net
                                                         Net            Weighted-            income            income
                                                        income           average             (loss)            (loss)
                                                        (loss)           shares            per share         per share
                                                   ---------------    -------------      -------------     -------------
     For the first nine months ended
      December 31, 2008
     Basic net income
      per common share                             (Y)     328,828        3,141,876      (Y)    104.66      $      1.15
     Effect of diluted securities
      Assumed exercise of dilutive stock
      options                                                   (0)             121
                                                   ---------------    -------------      -------------      -----------
     Diluted net income
      per common share                             (Y)     328,828        3,141,997      (Y)    104.66      $      1.15
                                                   ===============    =============      =============      ===========

     For the third quarter ended
      December 31, 2008
     Basic net loss
      per common share                             (Y)    (164,641)       3,136,353      (Y)    (52.49)     $     (0.58)
     Effect of diluted securities
      Assumed exercise of dilutive stock
      options                                                   --               --
                                                   ---------------    -------------      -------------      -----------
     Diluted net loss
      per common share                             (Y)    (164,641)       3,136,353      (Y)    (52.49)     $     (0.58)
                                                   ===============    =============      =============      ===========



     Certain stock options were not included in the computation of diluted net income per share for the first nine months ended December 31, 2008 because the options' exercise prices were greater than the average market price per common share during the period.

     Assumed exercise of stock options was not included in the computation of diluted net loss per share for the third quarter ended December 31, 2008 because it had an antidilutive effect due to the net loss for the third quarter ended December 31, 2008.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------


     In addition to the disclosure requirements under FAS No. 128, Earnings per Share, Toyota discloses the information below in order to provide financial statement users with valuable information.

     The following table shows Toyota's net assets per share as of December 31, 2008 and March 31, 2008. Net assets per share amounts are calculated by dividing net assets' amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.



                                                        Yen in           Thousands                             U.S.
                                                       millions          of shares            Yen            dollars
                                                   -----------------  -----------------  --------------   ---------------
                                                                       Shares issued
                                                                            and
                                                                        outstanding
                                                                       at the end of
                                                                        the period
                                                                         (excluding        Net assets       Net assets
                                                       Net assets      treasury stock)      per share        per share
                                                   -----------------  -----------------  --------------   ---------------

          As of December 31, 2008                  (Y)   10,803,182        3,136,340     (Y)  3,444.52      $     37.84
          As of March 31, 2008                     (Y)   11,869,527        3,149,279     (Y)  3,768.97
                                                   =================  =================  ==============   ===============


     On June 24, 2008, at the Ordinary General Shareholders' Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of (Y)236,196 million ($2,595 million), (Y)75 ($0.82) per share, effective on June 25, 2008. On November 6, 2008, the Board of Directors of the parent company resolved to distribute interim cash dividends of
     (Y)203,796 million ($2,239 million), (Y)65 ($0.71) per share, effective on November 26, 2008.